　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　February 21, 2018
To All:

Name of Company:	Coca-Cola Bottlers Japan Holdings Inc.
Name of Representative:	Tamio Yoshimatsu, Representative Director and President (Code No.: 2579 1st Section, Tokyo Stock Exchange and Fukuoka Stock Exchange)
Contact:	Haruko Ozeki, Executive Officer, Head of Legal (TEL: 03-6986-1707)

Introduction of Performance-Linked Stock-Based
 Incentive Compensation System

This is to inform that a decision was reached during 2018 Board of Directors Meeting on February 21st, to introduce a performance-linked stock-based incentive compensation system (hereinafter called the “LTI”) which provides the directors (excluding members of the Audit and Supervisory Committee and outside directors, hereinafter called the “Executive Directors” ) with the Company’s common shares and cash, and the Company will be submitting an agenda item related to the LTI to the Company’s 2017 Annual General Meeting of shareholders (hereafter called “AGM “) to be held on March 27, 2018.

Details are as follows.

Note

1．Purpose and conditions for LTI
(1)
The purpose of the LTI is to further enhance the motivation of Executive Directors to contribute to increases in the Company’s stock price and corporate value in the mid to long term by sharing the merits and risks of stock price fluctuations with the shareholders.

(2)
The LTI provides the Executive Directors with monetary compensation receivables for allotment of the Company’s common shares, as well as cash necessary for the related tax payments. Thus, we will introduce the LTI on the condition that we gain approval for the payment of the abovementioned compensation from the shareholders during the AGM.

2．Content of the LTI
(1) Outline of the LTI
The LTI will be based on achievement of numerical targets for Company performance as approved by the Company’s board of directors, (hereafter called “Targets”) for the term of three consecutive fiscal years (hereafter called the “Applicable Term”), and the initial term shall be from the fiscal year ending December 31, 2018 to the fiscal year ending December 31, 2020, and the Applicable Term for the years after the one ending December 31, 2018 onwards shall also be three consecutive years.  Based on the LTI, the Company’s common shares and cash will be provided as compensation for each Applicable Term according to the achievement rate of the Targets for such Applicable Term.

Since the Company’s common shares and cash will be provided according to the achievement rate of the Targets, whether the common shares of the Company and cash will be provided and the number of shares and the amount of cash to be provided will not be determined at the time the LTI is introduced.

(2) Structure of the LTI

(a)	Directors covered by the LTI are full-time directors responsible for execution of operations.
(b)
The threshold amount in accordance with the position of each director covered by the LTI, as well as such matters as the Targets (set based on ROE, sales, etc.), payment rates and calculation formulas that are required for specifically calculating the Company’s common shares and cash to be provided to each director covered by the LTI, will be decided within 3 months of the commencement of the Applicable Term, at the Company’s board of directors.

(c)
Once the Applicable Term ends, the number of common shares and cash to be provided to each director covered by the LTI will be determined based on certain variables corresponding to the achievement rate of the Targets during the Applicable Term.

(d)
The Company will provide monetary compensation receivables, the amounts of which are determined in accordance with the number of common shares to be provided to each director covered by the LTI as determined in the above (c), for each director covered by the LTI for the purpose of contributing them in kind, and such director covered by the LTI will receive the allotted common shares by contributing all the concerned monetary compensation receivables in kind. The paid-in amount for such common shares shall be based on the closing price of the Company’s common shares on the Tokyo Stock Exchange, Inc. on the business day before the date of the resolution of the Company’s board of directors on the issuance or disposal of such shares (if transaction is not completed on the same day, the closing price of the most recent trading day before that).

(e)
To secure the funds the directors covered by the LTI need for paying tax obligations in connection with the allotment of the abovementioned Company’s common shares, in addition to the monetary compensation receivables determined in accordance with the above (d), the Company will pay the amount of cash decided in accordance with the above (c).

(3) Calculation methods to determine the number of Company’s common shares and cash amount to be provided to each director covered by the LTI
The Company will calculate the number of Company’s common shares and cash amount to be provided to each director covered by the LTI using the following formula.

(a) Number of Company’s common shares provided to each director covered by the LTI
　　　　(Threshold amount (*1)÷Granted stock price (*2)) x Payment rate(*3) x 50％
　　　　　Fractions less than 100 shares resulting from the calculation will be rounded up to 100 shares.
　　　(b) Cash paid to each director covered by the LTI
　　　　{(Threshold amount (*1)÷Granted stock price (*2)) x Payment rate (*3) - No. of the Company’s common shares to be provided}
x Stock price at the time of issue (*4)
　　　　　Fractions less than 1 yen resulting from the calculation will be rounded up to 1 yen.
*1	Threshold amount is decided for each director covered by the LTI based on his/her position.
*2
The Granted stock price is the average of closing stock prices of the Company’s common shares in Tokyo Stock Exchange, Inc. over the 1 month period preceding the AGM, counting from the day before the AGM.

*3
The Payment rate is calculated within the scope of 0% to 150% based on the method decided by the Company’s board of directors according to the achievement rates of the targets such as the ROE, sales, etc. during the Applicable Term.

*4
The stock prices at the time of issue shall be the closing price of the Company’s common shares on the Tokyo Stock Exchange, Inc. on the business day before the date of the resolution of the Company’s board of directors on issuance and disposal of the shares provided under the LTI (if transaction is not completed on the same day, the closing price of the most recent trading day before that).

The total amount of the above (2) (d) monetary compensation receivables and above (2) (e) cash shall be within the amount of compensation approved at the 2016 AGM held on March 22, 2017 (at maximum 750 million yen per year including the maximum of 50 million yen per year for outside directors) for the Company’s directors (excluding those who are members of the Audit and Supervisory Committee).  The maximum total number of the Company’s common shares allotted to the directors covered by the LTI according to (3) (a) shall be 50,000 shares. However, if the total number of shares issued by the Company increases/decreases after the date of resolution of this agenda item due to reverse share split, share split, allocation of shares without contribution etc., the total amount of the monetary compensation receivables and cash to be provided to the directors covered by the LTI and the number of the Company’s common shares provided to the directors covered by the LTI will be reasonably adjusted according to the percentage of such increase or decrease.

(4) Conditions for providing the Company’s common shares to the directors covered by the LTI
Under the LTI, the Company’s common shares and cash will be provided to directors covered by the LTI if the following conditions are met after the Applicable Term ends.

(a)	Continuously served as a director or executive officer of the Company or any of its subsidiaries throughout the Applicable Term
(b)	No illegal acts, as defined by the Company’s board of directors, were conducted
(c)	Other conditions that are determined by the Company’s board of directors as necessary to achieve the objectives of the LTI are met

The Company’s common shares will be provided to the Directors covered by the LTI through the issuance of shares or the disposal of treasury stock. The directors who will receive these common shares and the subscription requirements for such issuance of the shares or disposal of treasury stock will be decided by the Company’s board of directors after the Applicable Term.

(5)Treatment in the case of resignation
Should a director covered by the LTI lose his/her position as a director or executive officer of the Company or any of its subsidiaries during the Applicable Term only due to a certain reason which has been determined by the Company’s board of directors in advance, such director will be provided with the Company’s common shares and cash prorated based on a reasonable method prescribed by the Company’s board of directors for his/her term of office during the Applicable Term up to such resignation.

<Reference>
The Company is planning to introduce an equivalent performance-linked stock-based incentive compensation system as described in this agenda item for the executive officers of the Company and its subsidiaries, on the condition that this agenda item will be approved.